August 31, 2007

VIA FACSIMILE, EDGAR AND OVERNIGHT DELIVERY

William H. Choi

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F St., N.E.

Washington, D.C. 20549

Re: Diedrich Coffee, Inc.

SEC Comment Letter dated August 1, 2007

File No. 0-21203

Dear Mr. Choi:

The Staff provided comments, by letter dated August 1, 2007 (the “Comment Letter”), regarding the Form 10-K of Diedrich Coffee, Inc. (the “Company”) for the fiscal year ended June 28, 2006. The following responses to your comments have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. For your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Please note that all comments made by the Staff will be incorporated, as necessary, into the Company’s Form 10-K for the fiscal year ended June 27, 2007, which the Company expects to file no later than September 25, 2007.

Form 10-K for the Fiscal Year Ended June 28, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Liquidity and Capital Resources, page 30

1.	We have reviewed your response to prior comment 3 in our letter dated June 5, 2007, noting that your revised disclosures do not provide adequate informative analysis of your cash flows. As previously requested, please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. For example, we note that the decline in operating cash flows from fiscal 2005 to 2006 is partially attributable to changes in accounts receivable, notes receivable, accounts payable, and accrued compensation. Please provide analysis explaining the underlying reasons for the fluctuations in these and any other material contributing accounts. Please ensure that your revised discussion and analysis of cash flows in not merely a recitation of changes evident from the financial statements.

Securities and Exchange Commission

August 31, 2007

Company response:

Supplementally, please note the following response to the Staff’s comment:

The Company has incurred losses from continuing operations in the recent years with a loss of $7,796,000 in fiscal 2006 primarily causing the decrease in working capital of $7,585,000. Net cash used in continuing operations was $4,707,000 for fiscal 2006 and resulted primarily from an increase in accounts receivable and inventories, offset by increases in accounts payable and accrued expenses, all of which were primarily attributable to the increased working capital needs due to a 28.9% increase in revenue from our wholesale business compared to fiscal 2005. Since the terms of our wholesale sales are credit, an increase in wholesale sales results in an increase in accounts receivable. Increase in our wholesale business also requires us to carry higher inventory to meet market demand. In the future we expect to see increases in working capital requirements as we exit from the retail business which is cash based and move toward increasing our wholesale operations. For fiscal 2005, cash used in continuing operations was $2,706,000 and was primarily the result of an increase in accounts receivable and inventories, offset by increases in accounts payable and accrued expenses as our wholesale business grew by 10.9% over fiscal 2004.

Cash flow provided by discontinued operating activities in 2004 of $2,877,000 and cash flow used by discontinued operating activities in 2005 of $201,000 were the result of international franchise operations before the sale in February 2005.

Cash used in investing activities for fiscal 2006 were $3,246,000 resulting primarily from capital expenditures of $3,826,000 of which $743,000 was for wholesale, $2,829,000 was for retail operations and $254,000 was for corporate and other. As we exit our retail business, our future capital expenditures related to that segment are expected to decrease. Future capital expenditures will be primarily focused on our Castroville roasting facility to increase capacity and other production efficiency related improvements. Cash provided by investing activities in fiscal 2005 of $12,353,000 was primarily the result of the sale of international operations for $16,000,000 offset by capital expenditures of $3,665,000 which was comprised of $136,000 for wholesale, $3,159,000 for retail and $370,000 for corporate and other. Cash used in investing activities for fiscal 2004 was $2,438,000 resulting primarily from capital expenditures of $2,530,000 of which $370,000 was for wholesale, $1,812,000 was for retail and $348,000 was for corporate and other.

Net cash used in financing activities for fiscal 2005 and 2004 of $752,000 and $2,144,000, respectively, were primarily the result of a net reduction of long-term debt and capital lease obligations.

In future filings, the Company will provide a more informative discussion and analysis of financial condition and cash flows for each period presented.

Securities and Exchange Commission

August 31, 2007

Notes to Consolidated Financial Statements

Note 1, Summary of Significant Accounting Policies and Practices Accounts

Receivable, page F-10

2.	We have reviewed your response to prior comment 6 in our letter dated June 5, 2007. Please confirm that you will disclose the circumstances surrounding significant changes in your allowance for doubtful accounts between periods, including material write-offs and the establishment of material reserves. Please also provide us with the following information regarding your accounts receivable balances:

Tell us your method of recording rent guarantee payments and the subsequent recoveries of those payments from franchisees. Please provide illustrative journal entries and indicate the statement of operations line items in which these amounts are included; and

We note that your response only discusses $831,000 of the $1,248,000 reserve on your franchise and other third party rent receivable. As the remaining $417,000 allowance represents approximately 24% of the gross receivable balance, please tell us why the remaining reserve represents such a substantial portion of the gross balance.

Company response:

In future filings, the Company will disclose the circumstances surrounding significant changes in its allowance for doubtful accounts between periods, including material write-offs and the establishment of material reserves.

Supplementally, please note the following response to the Staff’s comment:

In our last letter dated July 10, 2007 in response to the Staff’s comment regarding reserves for Franchise receivables, we stated that $831,000 of the Franchise reserve was represented by ten Franchisees in default with the landlord as of fiscal 2006. Of this amount $260,000 represents royalties and $571,000 represents rent receivables for payments the Company made to the landlord on behalf of the Franchisee. The total reserve against franchise rent receivable was $779,000. The Company does not recognize revenue for rent receivables and the following illustrates how the Company records rent receivables due from Franchisees:

		DR	CR

1	Accounts receivable Franchisee	X

	Cash		X

To record rent receivable for payments made on behalf of Franchisee

2	Cash	X

	Accounts receivable Franchisee		X

To record rent received from franchisees

3	Bad Debt Expense (A)	X

	Allowance for doubtful accounts		X

To reserve for uncollectible rent receivables.

(A) Reported under operating expenses

Securities and Exchange Commission

August 31, 2007

The following table illustrates Franchise royalty and rent receivables for the current fiscal 2006 and prior years:

	Total Receivable 2006	Current year 2006	Prior years	Amount Reserved
Domestic Franchise Royalties	$487,000	$306,000	$181,000	$344,000
International Franchise Royalties	125,000	—	125,000	125,000
Domestic Franchise Advertising Fund	171,000	78,000	93,000	—
Franchise Rent and other related	950,000	533,000	417,000	779,000

Total Franchise Receivables	$1,733,000	$917,000	$816,000	$1,248,000

Of the $1,248,000 total Franchise reserves, $779,000 represents rent and related reserves which increased by $399,000 during fiscal 2006. As stated earlier, $571,000 of rent receivables is represented by ten Franchisees and other third parties.

Of the $344,000 of reserves for royalties as of fiscal 2006, $163,000 of the reserve is represented by receivables generated in fiscal 2006 of which approximately $89,000 was collected in fiscal 2007 and $74,000 was written off against the reserve. During the Company’s fiscal 2007 year, the international royalty receivables of $125,000 were written off against the reserve.

Securities and Exchange Commission

August 31, 2007

The Company collects franchise advertising funds on behalf of the Advertising Fund which is maintained in a segregated fund and which is consolidated on the Company’s books according to FIN 46R. Please refer to page F-16 of the Company’s Form 10-K for fiscal 2006 for more information. Because these funds are essentially passed through to the Advertising Fund, allowances for reserves are not recorded by the Company. The following illustrates the accounting for advertising fund:

		DR	CR

1	Accounts receivable Franchisee Ad Funds	X

	Liability to Advertising Fund		X

To record Ad Fund receivable

2	Cash	X

	Accounts receivable Franchise Ad Fund		X

To record cash receipts for Ad Fund

3	Liability to Advertising Fund	X

	Cash		X

Payments to Ad Fund for cash collected from Franchisee

4	Liability to Advertising Fund	X

	Accounts receivable Franchise Ad Fund		X

To adjust for uncollectible Ad Funds

In an effort to more appropriately write-off uncollectible receivables, the Company extensively reviewed its allowance for uncollectible receivables and adjusted for amounts deemed uncollectible during the fourth quarter of fiscal 2007.

Goodwill, page F-12

3.	We have reviewed your response to prior comment 7 in our letter dated June 5, 2007, noting that you used an EBITDA multiple of 5.0X in calculating the fair value of your wholesale operating segment. Since it appears that use of a 4.0X multiple might have required you to proceed to step 2 of the goodwill impairment test, please tell us in further detail why you consider 5.0X to be a “conservative” multiple. Please also confirm you will disclose additional information regarding your goodwill impairment testing in future filings as part of your discussion of Critical Accounting Estimates. These disclosures should discuss how a reasonably likely change in assumptions, including the EBITDA multiplier, would impact the results of your goodwill impairment tests.

Company response:

Management has used the 5.0X EBITDA multiple as one of its assumptions when evaluating any potential impairment to the Goodwill associated with the wholesale operating segment. In comparison to the Company’s competitors, Management believes this to be a conservative assumption based on the calculated EBITDA multiples for these comparable companies (Green Mountain Coffee Roasters (GMCR) and Peet’s Coffee (PEET)), which were significantly higher at an average of 15.0X.

Securities and Exchange Commission

August 31, 2007

Management also took into consideration the high growth rate of the wholesale operating segment that is comparable to the Company’s competitors. As noted in the previous response letter, the wholesale business segment has experienced significant revenue growth over the past two years averaging approximately 20% average annual growth from FY04 to FY06. The majority of this growth has been generated by sales of Keurig “K-Cup” single service coffee. K-cup sales grew approximately 28% and 55% in FY05 and FY06, respectively. This business segment is not on a declining sales growth curve, but instead is experiencing significant growth in both revenue and profitability.

Based on both the EBITDA multiples of comparable competitor companies (averaging 15.0X) and the significant revenue and profitability growth being generated by the wholesale business segment, Management considered the 5.0X EBITDA multiple to be “conservative”. See the table below for an illustrative comparison between the Company and its competitors:

Company	EBITDA multiple	Most recent fiscal year reported Sales Growth
GMCR	15.1X	28.5%
PEET	15.3X	20.9%
DDRX - Wholesale	5.0X	28.9%

In addition, as stated in the previous response letter, Management did not rely solely on the outcome of the valuation using EBITDA multiples in determining whether an impairment to Goodwill was required. Management also used the income approach as an alternative to using the EBITDA multiple to value the wholesale business segment. In that the wholesale business segment was generating significant sales increases year over year, the discounted cash flow analysis (DCF) was deemed the most appropriate to apply to a company or business segment whose earnings are not expected to follow a stable growth pattern in the near future. Please refer to our previous letter dated July 10, 2007 regarding the DCF methodology.

Based on the favorable results of the EBITDA multiple analysis and the DCF analysis, the Company did not believe an impairment to the carrying value of the goodwill associated with the wholesale business segment existed for fiscal year 2006.

Furthermore, it should be noted that Management has retained an independent third party valuation firm to conduct a valuation analysis for the fiscal year 2007 to determine whether impairment to the carrying value of the Goodwill associated with the wholesale business segment is appropriate.

In response to the Staff’s comment, we will provide additional disclosures and revisions on the valuation methodology and sensitivity analysis in our future filings.

Securities and Exchange Commission

August 31, 2007

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to your comments or any other matter, please contact me at

(949) 260-6762.

Very truly yours,

/s/ Sean M. McCarthy
Sean M. McCarthy
Chief Financial Officer

cc:	Diedrich Coffee, Inc.

Stephen V. Coffey, Chief Executive Officer

Paul Heeschen, Chairman of the Board of Directors

Russ Phillips, Chairman of the Audit Committee

Securities and Exchange Commission

Andrew Blume, Staff Accountant